Exhibit 99.122

VOX PROVIDES DEVELOPMENT

AND EXPLORATION UPDATES

TORONTO, CANADA – June 9, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Zijin Mining Group Co., Ltd. (HKSE: 2899) (“Zijin Mining”), Develop Global Limited (ASX: DVP) (“Develop”), Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), and Tartisan Nickel Corp. (CSE: TN) (“Tartisan”).

Spencer Cole, Chief Investment Officer stated: “The past month has seen strong progress by operating partners on a number of Vox’s gold and base metal royalty properties, including a 33% ore tonnage upgrade at the Binduli North gold project. Demonstrating the depth of Vox’s royalty portfolio, a number of exploration-stage royalties are being actively progressed towards development ahead of Vox management expectations, such as the Merlin/Electric Dingo gold deposits near the Paulsens mill and the Kenbridge nickel-copper project commencing construction on an all-season access road.”

Key Updates

●	Significant increase in forecasted royalty ore tonnages at the Binduli North gold expansion project covered by the Janet Ivy royalty and construction plans for an 8MW solar farm to power the Binduli heap leach project, released by Zijin Mining’s subsidiary Norton Gold Fields Pty Ltd;
●	Exceptional drilling results at the Sulphur Springs copper-zinc project by Develop, which are expected to result in a significant resource upgrade based on Develop management guidance;
●	JORC 2012 resource estimate filed for the Paulsens Gold mine by Black Cat, which include Vox’s Merlin and Electric Dingo gold royalty assets; and
●	Construction commencement of an all-season access road at the Kenbridge nickel-copper project by Tartisan, demonstrating a significant next step in preparation for a mining operation.

Janet Ivy (Producing – Western Australia) – Increased Royalty Ore Tonnages1 and Solar Power Plans

●	Vox holds a A$0.50/tonne production royalty over the Janet Ivy gold mine in Western Australia;
●	In March 2022, Zijin Mining filed a mining proposal for the Binduli North heap leach gold project, which included:

o	33% increase in forecast ore tonnages from the previously filed December 2020 Mining Proposal report (and Janet Ivy Technical Report[1] dated October 5, 2021), with total Binduli North life of mine ore tonnages increased from 41Mt @ 0.6g/t Au for 787Koz[1] to 55Mt @ 0.6g/t Au for 1,103Koz[2];
o	Significant increase in gold royalty tonnages covered by the Vox royalty expected over the project over the +10 year mine life of the expansion project; and
o	Plans to install up to 8MW of single axis tracking solar PV, reducing reliance on diesel generated power.

●	Vox Management Summary: This 33% increase in forecast ore tonnages at the Binduli North gold expansion project has directly unlocked value for Vox shareholders by providing potential for production upside and mine life extension beyond 10 years. We look forward to commencement of production from the Binduli North expansion in the second half of 2022.

Sulphur Springs (Pre-Construction – Western Australia) – Exceptional Drilling Results & Upcoming Resource Upgrade

●	Vox holds a A$2.00/tonne production royalty (capped at A$3.7M) on the Sulphur Springs copper-zinc deposit and an uncapped A$0.80/tonne production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project in Western Australia;
●	On May 16, 2022, Develop announced:
o	Exceptional final results from the A$10M drilling program;
o	Thick high-grade copper-zinc mineralisation intersected in resource drilling:
■	65.1m @ 3.5% copper-equivalent grade[3] (“CuEq”) Western lens open pit infill;
■	50.0m @ 2.9% CuEq[3] Eastern lens underground infill;
■	33.0m @ 4.6% CuEq[3] Eastern lens underground infill;
■	27.8m @ 6.7% CuEq[3] Western lens open pit infill;
■	23.0m @ 5.2% CuEq[3] Western lens underground infill;

o	High-grade hangingwall zinc mineralisation expanded further with results including:
■	11.7m @ 26.7% Zn & 148 g/t, including 3.7m @ 51.9% Zn & 385g/t Ag;

■	25.0m @ 8.9% Zn & 39.6 g/t Ag;
o	Exploration drilling continues to intersect thick zones of high-grade mineralisation:
■	23.0m @ 2.6% Cu; and
o	A resource update for Sulphur Springs is scheduled for release in the September 2022 quarter.

●	Vox Management Summary: These copper and zinc drilling results are some of the highest-grade intersections in the history of the feasibility-stage Sulphur Springs project. Vox management is confident that the upcoming resource update in the September 2022 quarter is likely to further support a near-term construction decision.

Merlin and Electric Dingo (Exploration – Western Australia) – JORC Resource Release & Open Pit Potential

●	Vox holds a 0.75% gross revenue royalty (>250koz cumulative production) over the Merlin gold deposit, and a 1.75% gross revenue royalty (>250koz cumulative production hurdle that is combined with the Ashburton gold royalty) over the Electric Dingo gold deposit. Both royalties form part of the Paulsens gold operation in Western Australia;
●	On May 25, 2022, Black Cat announced:
o	Total high-grade JORC 2012-compliant resources at Paulsens have been confirmed as expected;
o	Due diligence expectations were met at Paulsens where Mt Clements, Merlin and Electric Dingo deposits were converted to JORC 2012-compliant resources;
o	These three deposits all have the potential to provide open pit material into the Paulsens processing facility; and
o	There is high potential to grow all resources.

●	Vox Management Summary: Since acquiring the Paulsens mine in April 2022, new operator Black Cat has reprioritised the royalty-linked Merlin and Electric Dingo gold deposits as potential sources of open pit material for the existing Paulsens processing facility. We look forward to future updates from Black Cat on these deposits with potential for them to be fast-tracked into production via the existing processing facility.

Kenbridge (PEA – Canada) – Construction Commencement for All-Season Access Road

●	Vox holds a 1% net smelter return royalty on part of the Kenbridge nickel-copper project in Canada, which is subject to a full buyback right for C$1.5M in favour of Tartisan;
●	On May 25, 2022, Tartisan announced that:
o	It has commenced construction on an all-season road into the project;
o	It has received the necessary work permit from the Ministry of Northern Development, Mines, Natural Resources and Forestry to conduct the road maintenance and all necessary upgrades, including brushing, ditching, graveling and installing culverts; and
o	CEO Mark Appleby commented: “All-season access for the Kenbridge Nickel Project is a significant next step in preparation for a mining operation and we are pleased to have a full team engaged in road construction. The ability to have fuel, utility and construction vehicles able to drive into the Kenbridge mining camp via the Kenbridge Nickel Project access road is game changing. Construction completion is anticipated by September 2022.”

●	Vox Management Summary: The commencement of construction of an all-season road is a key long-lead item towards preparing for a mining operation at the Kenbridge nickel-copper project. Recent strength in nickel prices have increased the potential for this Canadian project to be advanced forward into development.

Transaction Update

El Molino (Peru)

Originally announced on April 26, 2022

Vox is pleased to announce that it has completed the acquisition of Terrace Gold Pty Ltd’s (“Terrace Gold”) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino 0.5% NSR royalty in Peru. On April 26, 2022, Vox entered into a sale and purchase agreement with Terrace Gold, a subsidiary of hearing aid technology company Nuheara Limited. The April 26, 2022 agreement was subsequently amended and restated on June 7, 2022. The upfront consideration issued to Terrace Gold was 17,959 common shares of the Company. A further payment of US$450,000 is payable in cash following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary conditions.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Janet Ivy Ore Tonnages sourced from NI43-101 Technical Report, Janet Ivy Gold Mine (M26/446), Western Australia dated October 5, 2021 and dated September 30, 2021 prepared by Timothy J. Strong, MIMMM, Principal Geologist of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Matthew Randall CEng MIMMM as Principal Mining Engineer. The aforementioned Janet Ivy Technical Report was released on the Vox SEDAR profile (https://www.sedar.com/) and was referenced in the Vox press release entitled “VOX PROVIDES AN UPDATE FOR THE JANET IVY GOLD MINE AND FILES A TECHNICAL REPORT ON SEDAR” dated October 5, 2021 (https://voxroyalty.com/_resources/news/nr-20211005.pdf).
(2)	The full text of the March 2022 Mining Proposal with mine ore tonnages included can be retrieved at https://geodocs.dmirs.wa.gov.au/Web/documentlist/9/EARS_regi_id/101262.
(3)	Copper Equivalent (%) = Cu grade% * Cu recovery + ((Pb grade % * Pb recovery % * (Pb price $/t/Cu price$/t)) + (Zn grade % * Zn recovery % * (Zn price $/t/Cu price $/t)) + (Ag grade g/t /31.103 * Ag recovery % * (Ag price $/oz/Cu price $/t)).